Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

May 11, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Form 8-K

Filed February 10, 2011

File No. 000-50000

Dear Mr. Reynolds:

This letter is in regards to your comment letter dated March 9, 2011 (the “Comment Letter”) addressed to Studio II Brands, Inc., and to your subsequent letter dated April 27, 2011, requesting that the Company file its responses to the initial comment letter on or before May 11, 2011.

The Company has completed its proposed responses to your comment letter of March 9, 2011 and those responses have been reviewed by UHY Vocation HK CPA Limited, which is the auditor for the Company’s subsidiary, Hippo Lace Limited.  The proposed responses are now being reviewed by the US affiliate of UHY Vocation HK CPA Limited, and until that review is completed, the Company is not able to file its responses.

We anticipate that we will be able to respond to all of the comments on or before May 13, 2011. Accordingly, we respectfully request an extension until May 13, 2011 in which to submit our responses.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s Gary S. Joiner, Esq.